October 26, 2007

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Fortune Industries, Inc.
Form 10-K for the fiscal year ended August 31, 2006 filed November 29, 2006
Form 10-Q for the fiscal quarters ended November 30, 2006  and February 28, 2007
File No. 0-19049

Dear Mr. Spirgel:

This letter is in response to the comments set forth in the letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated September 28, 2007 in connection with above the referenced forms filed by Fortune Industries, Inc. (“the Company”).  We have broken down certain comments into multiple sections for ease of response.

We note that comments 1, 2, 3, 5, 6, 7, and 8 from the original SEC comment letter to the Company dated March 26, 2007 have been addressed in our response dated April 24, 2007 and appear to have been deemed acceptable by the Staff of the SEC.

We note that comments 2, 3, and 6 from the SEC comment letter to the Company dated June 5, 2007 have been addressed in our response dated July 31, 2007 and appear to have been deemed acceptable by the Staff of the SEC.

Form 10-K for the fiscal year ended August 31, 2006

Comment 1: We note your response to comment 1.  It appears that you, through issuance of the put option, guarantee the seller a minimum value of your common stock.  In this regard, we note that if the market price of your common stock is lower than $10.33, the seller has the right to exercise their put options.  Therefore, it is unclear to us why you believe that you should not record as part of the cost of the acquisition, the maximum consideration of $10.33 per share that you may be required to pay the seller if the put is exercised.  Please revise or advise addressing EITF 97-15 in detail.

Response:  We note that EITF 97-15 pertains to below market guarantees and contingency security arrangements when the Company is associated with the guarantee rather than its majority shareholder.

Please note at the time of the transaction and consistent thereafter; the Company’s public float is nominal and our daily share trading volume has averaged less than 10,000 shares.  As a result we note a marketability discount to our stock.  Also, as previously discussed in our response letter dated July 31, 2007; we believed these transactions to be outside the scope of SAB Topic 5 because the amounts were never considered a liability of the Company as the put was with our majority shareholder.  However, we do acknowledge the SEC staff comments and propose the following response.

We recommend no changes to past filings due to the effect from recording the contingent consideration in question at $10.33 (put value) and the amount actually recorded is immaterial.  These contingent shares of the Company’s common stock vest over a three-year period from April 1, 2005 through March 31, 2008.  Each vesting period is for one year and 50,000 shares can vest each year.  Each vesting period is measured independently of any previous or subsequent period and no carry forward or backward of unvested shares is allowable.  Any unvested shares are retired by the Company.   Subsequent financial results show that 58%(a) and 64%(b) of the eligible shares vested in the first and second year ending March 31, 2006 and 2007, respectively, and have been awarded to the CSM sellers.  The Company projects another 6% increase from 64% in 2007 to 70%(c) in 2008; which is for vesting in the final year (period April 1, 2007 – March 31, 2008) of the contingency period.  Below is a comparison of amounts actually recorded based on an original estimate of 100% shares earned at a stock closing price of $4.00 per share vs. the SEC recommendation of valuation at a put price of $10.33 per share:

Year:	Total Shares	% Allocation	Share price per put option agreement	SEC proposal of goodwill value

year 1	50,000	(a)58%	$10.33	299,570
year 2	50,000	(b)64%	$10.33	330,560
year 3*	50,000	(c)70%	$10.33	361,550

Total	150,000			991,680

Amount recorded on 8/31/06 10K (150,000 *$4)				600,000

Difference:				391,680

*projected based off 6% trend increase.

As a result of the actual activity using a proposed put value of $10.33/share, the $391,680 difference from the original estimate recorded at the purchase closing is immaterial to the Company’s financial position at 8-31-06.  The $391,680 difference is 1.9% of total equity and 2.4% of goodwill and related intangible assets as of this date.  In addition, the difference has $0 impact on our annual impairment analysis and consequently, $0 impact on net income, earnings per share, and our cash flows.

Our board of directors, audit committee, independent auditors and management has discussed the SEC’s position, and as a result, our board agreed to a) move the CSM put option back to the Company.  We recognize this will also require an adjustment to equity on the date of adoption for the contingent consideration because these amounts will now be recorded at mezzanine equity pursuant to ASR 268, and b) replace shareholders with the Company for future acquisitions when put/call arrangements are included in the acquisition; thus the Company would be required to honor future put options with targets rather than its majority shareholders.  We will also record the maximum consideration for put options between either the put values assigned in the agreement or the closing price of the stock.  Based on the proposed accounting treatment by the SEC, we believe put/call arrangements in future acquisitions should be aligned with the Company to avoid any confusion.  We believe the accounting treatment is clear based on this realignment and believe will resolve any concerns from the SEC staff.

Comment 2: Please note that SAB Topic 5 as codified in SAB 107 states that in instances where a principal stockholder pays a liability for the company should be accounted for as capital contributions “unless the stockholder’s action is caused by a relationship or obligation completely unrelated to his position as stockholder or such action clearly does not benefit the Company.  In this regard, it appears that the put option issued in connection with the acquisition of CMS clearly provides benefit to the Company.  Please revise or advise.

Response: As previously noted in our response dated July 31, 2007; the put option was never deemed a liability of the Company.  However, based on the proposed response to Comment 1 above, this item will no longer be applicable as the Company’s board of directors approved moving the put option to the Company.

Form 10-Q for the quarterly period ended November 30, 2006
Note 11- Variable Interest Entity, page 20

Comment 3:  We note your response to prior comment 2.  Tell us if any of the real estate acquired by FFD was leased to third parties or solely to the Company.

Response:  All of the real estate acquired is leased solely to the Company.

Comment 4: Tell us why you consider the Minority Interest in Variable Interest Entity line item appropriate.  It appears to us that since FFD is consolidated, the distributions to Mr. Fortune and Mr. Fisbeck should be addressed in the equity section of the consolidated financial statements.

Response:  The equity related to consolidation of the variable interest entity is included in the Company’s consolidated balance sheet as “Minority equity in variable interest entities” as a separate line item in Stockholders’ Equity, consistent with the FASB Exposure Draft dated June 30, 2005, “Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries”, a replacement of ARB No. 51; which provides for the accounting and reporting in equity interests of noncontrolling stockholders to be accounted and reported as equity separately from the primary beneficiary’s equity.  The Company implemented the exposure draft during the period ended November 30, 2006, as management believes classification of “minority equity in variable interest entities” as a separate component to Stockholders’ Equity is the most accurate representation of its interests in these variable interest entities.

Per additional Company research during our May 31, 2007 Form 10-Q, we acknowledge the SEC does not accept FASB exposure drafts until adopted and consequently, we have classified this line item between total liabilities and stockholders’ equity in accordance with ARB 51.  We will change the line item to “MINORITY INTEREST” in future filings as prescribed in ARB 51.  Since FFD has positive equity, including positive accumulated earnings; we believe this classification to be appropriate as required by ARB 51 and FIN 46R.

Note 8 – Debt Arrangements
Credit Facility Loan and Security Agreement

Comment 5 - We note your response to prior comment 4.  Tell us why you believe that an oral waiver from your lender provides appropriate evidence to support long-term debt classification.  Also, clarify to us whether your majority shareholder agreed: (1) to pay the debt to the lender in the event your bank called the loan.  If so, tell us whether you would continue to be in violation of the existing covenants and why you believe that long-term debt classification would be appropriate.

Response:   Our majority shareholder agreed to pay the debt to the lender in the event our bank called the loan.  Our majority shareholder agreed to step into the bank’s position; while allowing the Company 2 years without covenant restrictions.  At the end of the two years; the Company and its majority shareholder would evaluate the Company's credit needs and enter into discussions with the majority shareholder at that time.  As a result, the Company would not be in violation and long-term debt classification would be appropriate.  Our majority shareholder also included this representation in the independent auditor’s representation letter for each quarter in question.

Comment 6 – Tell us how you considered paragraph 5 of SFAS 78 in concluding that long-term debt classification is appropriate.  Specifically, tell us whether the lender waived its right to demand repayment for more than one year.

Response:  In addition to the response in comment 5 above; SFAS 78, paragraph 5b provides the following example for callable obligations to be classified as current liabilities unless one of the following conditions are met:  condition (b) states, “for long-term obligations containing a grace period within which the debtor may cure the violation, it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable.”  Due to the financial strength of our majority shareholder and his personal guarantee on the loan; we had time to cure the violation and deemed such likelihood of such a cure to be probable.  This is further evidenced by a written waiver obtained from the bank prior to the date of this letter for quarter 2 and quarter 3 in fiscal 2007.

Note 12 – Variable Entity, page 22

Comment 7– Since you consolidate FFD, it appears that all the activities that are not eliminated in consolidation should be reflected in your financial statements.  In this regard, it appears that you should remove the minority interest line item and move all the activities related to distributions of FFD in the equity section of your Consolidated Balance Sheet and the Consolidated Statement of Changes in Shareholders’ Equity as applicable.  Also, the Consolidated Statement of Cash Flows should present activities of FFD according to SFAS 95.  Please revise or advise.

Response:   All activities between the Company and FFD are eliminated in consolidation.  Rent income recorded in FFD’s general ledger is eliminated with rent expense on the Company’s general ledger.   Since FFD has positive equity, including positive retained earnings; we believe the accounting treatment and classification of minority interest to be appropriate as required by ARB 51 and FIN 46R.  In regards to the Consolidated Statement of Cash Flows, future filings will disclose activities related to FFD as required by the appropriate authoritative literature.  Such activities were deemed to be immaterial to the Company’s financial statements in past filings and thus presented as a separate line item on the Consolidated Statement of Cash Flows titled “Consolidation of Variable Interest Entity Cash”.

Form 10-Q for the quarterly period ended May 31, 2007
Note 2 – Acquisitions and Pro Forma Results, page 13

Comment 8 – Tell us how you accounted for the contingent consideration and the put option issued in the ESG transaction.  Tell us why the details were not disclosed in the Form 10-Q.

Response:  Below is our 3rd quarter disclosure for the ESG transaction.  Following the disclosure is other relevant information as requested by the SEC staff and our proposed resolution.

Q3 (May 31, 2007) disclosure:

Employer Solutions Group, LLC.

The Company acquired all membership units of ESG and acquired certain assets and assumed certain liabilities through a unit purchase agreement entered into effective March 1, 2007 by and among ESG, a Utah company, Craig Allred, Dee Henderson, Garth Allred, David Dyches, Kurt Robinson and Kira Reisch, the Company, Carter Fortune and John Fisbeck. The Company's acquisition of ESG enabled the Company to expand its geographic presence in the professional employment organization(“PEO”) marketplace.  The purchase price of approximately $11,520 includes cash paid by the Company of $9,100 and issuance of 577,143 shares of the Company's common stock valued at the closing price of the Company's stock on the date of purchase at $4.20 per share.

The following is a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of ESG at the acquisition date:

Assets
Cash	$2,502
Restricted Cash	1,223
Accounts receivable	1,250
Prepaids and other current assets	1,199
Property, plant and equipment, net	386
Goodwill	6,781
Intangible assets	3,640
Total Assets	16,981

Liabilities
Accounts payable	557
Health and workers compensation reserves	1,708
Accrued expenses and other liabilities	2,903
Debt	289
Total Liabilities	5,457
Net Assets	$11,524

Cash consideration	$9,100
Fair value of common stock consideration	2,424
$11,524

Other information not included in our May 31, 2007 Form 10Q:
In addition to the disclosure above; the Company and our two majority shareholders entered into a put arrangement at $3.75/share with sellers for the contingent stock as noted below (a) and NOT for the stock issued on the date of the transaction (b) ($.45/share less than the closing price of $4.20).  Of the 577,143 total share issued; 360,000 contigent shares (a) are held in escrow and may be earned based on the EBITDA schedule below and 217,143 shares (b) were issued to the sellers at closing.  The Sellers may only exercise this put option against the 360,000 shares during the thirty (30) day period that begins on March 1, 2010.  The contingent shares are earned based on the table below:

	(3) EBITDA Target
	Minimum	Maximum		Total Shares
Year 1 - 3/1/2008*	$1,600,000	$1,800,000		120,000
Year 2 - 3/1/2009*	$1,600,000	$2,000,000		120,000
Year 3 - 3/1/2010*	$1,600,000	$2,400,000		120,000
	$4,800,000	$6,200,000		360,000
			closing share price*	$4.20
				$1,512,000
(3) Earn-out of 360,000 shares vests ratably over 3 years based on annual EBITDA:

We included the earn out of $1,512,000 (360,000 shares at $4.20/share) in the purchase allocation based on ESG EBITDA projections over this period combined with expected synergies with our existing PEO companies included in our Business Solutions segment.  As a result management deemed the likelihood of sellers to earn the contingent stock to be likely at the date of the transaction.

Since the transaction did not meet the significant subsidiary threshold; we deemed our disclosure adequate at May 31, 2007.

However, we propose to amend our May 31, 2007 Form 10Q and include the put disclosures with the 360,000 shares and details of the contingent consideration information within the disclosure.  In addition we will move the equity component of the transaction pertaining to the 360,000 shares to mezzanine equity pursuant to ASR 268.

Pursuant to your comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its 2006 Form 10-K or First Quarter Fiscal 2007 Form 10-Q; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have worked closely with our external auditors on our responses to your comments.  We encourage you to contact us, if necessary, to arrange a discussion involving our external auditors if any additional explanation is required with respect to the issues raised the September 28, 2007 comment letter.  You can contact me at (317) 532-1374.

Sincerely,

John Fisbeck
Chief Executive Officer